

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 14, 2017

<u>Via E-mail</u>
Sharon E. Underberg
General Counsel, Secretary and Senior Vice President
Eastman Kodak Company
343 State Street
Rochester, NY 14650

      Re: Eastman Kodak Company
              Registration Statement on Form S-3
              Filed February 10, 2017
              File No. 333-216006

Dear Ms. Underberg:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tom Jones at (202) 551-3602 with any questions.

                             Sincerely,

                             /s/ Tom Jones for

                             Amanda Ravitz
                             Assistant Director
                             Office of Electronics and Machinery

cc: Ari B. Blaut